                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                               NetCreations, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 Par Value Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    64110N102
-------------------------------------------------------------------------------
                                 (CUSIP Number)

         Elizabeth Wang                       William A. Myers
         DoubleClick Inc.                     Brobeck, Phleger & Harrison LLP
         450 West 33rd Street                 1633 Broadway, 47th Floor
         New York, NY 10001                   New York, NY 10019
         (212) 271-8570                       (212) 581-1600
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 21, 2000
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)

--------------------------------------------------------------------------------------------------------------------
CUSIP NO.  64110N102                               SCHEDULE 13D                                    PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------------------------------------------

----------- --------------------------------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            DoubleClick Inc.                                                                  I.R.S.I.D.# 13-3870996
----------- --------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                     (a) [ ] (b) [ ]
----------- --------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
                   N/A
----------- --------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                                                                    [ ]
----------- --------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                                                   State of Delaware
----------------------------- --------- ----------------------------------------------------------------------------
                                 7      SOLE VOTING POWER                                                        0
          NUMBER OF
           SHARES
        BENEFICIALLY
       OWNED BY EACH
         REPORTING
        PERSONS WITH
                              --------- ----------------------------------------------------------------------------
                                 8      SHARED VOTING POWER                                                      0
                              --------- ----------------------------------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER                                                   0
                              --------- ----------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER                                                 0
----------- --------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                 0
----------- --------------------------------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                                                                  [ ]
----------- --------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                   0%
----------- --------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)
                                                                                                                 CO
----------- --------------------------------------------------------------------------------------------------------

                  This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on October 10, 2000 (the "Schedule 13D") on behalf of DoubleClick Inc., a Delaware corporation ("DoubleClick"), relating to the common stock, $0.01 par value per share (the "Issuer Common Stock") of NetCreations, Inc., a New York corporation (the "Issuer"), whose principal executive office is located at 379 West Broadway, Suite 202, New York, NY 10012.

                  The Schedule 13D is supplementally amended as set forth herein.

Item 3.           Source and Amount of Funds or Other Consideration.
                  --------------------------------------------------

                  Item 3 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

                  Not applicable.

Item 4.           Purpose of Transaction.
                  -----------------------

                  Item 4 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

                  (a) - (b) On December 21, 2000, DoubleClick issued a press release announcing its termination of the Merger Agreement. Upon such termination, each Shareholder Agreement (pursuant to which the Shareholders had agreed to vote an aggregate of 10,097,100 shares of Issuer Common Stock in favor of approval and adoption of the Merger Agreement and the Transaction) terminated by its respective terms.

                  (c) - (j)  Not applicable.

Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------

                  Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

                  (a) - (d)  Not applicable.

                  (e) On December 21, 2000, DoubleClick issued a press release announcing its termination of the Merger Agreement. Upon such termination, each Shareholder Agreement (pursuant to which the Shareholders had agreed to vote an aggregate of 10,097,100 shares of Issuer Common Stock in favor of approval and adoption of the Merger Agreement and the Transaction) terminated by its respective terms. Accordingly, on that date, DoubleClick ceased to be the beneficial owner of more than five percent of the Issuer Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                  -------------------------------------------------------------

                  Item 6 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

                  Not applicable.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 26, 2000


                                         DOUBLECLICK INC.


                                         By: /s/ Elizabeth Wang
                                             --------------------------
                                             Elizabeth Wang
                                             Vice President and General Counsel



                                  Page 4 of 4